UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 17, 2020

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 17 August 2020 – On 6 August 2020, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 17 billion to be executed during a 12-month period beginning 5 February 2020.

Under the programme, initiated 6 August 2020, Novo Nordisk will repurchase B shares for an amount up to DKK 2.8 billion in the period from 6 August 2020 to 28 October 2020.

Since the announcement of the programme, the following transactions have been made:

	Number of B shares	Average purchase price	Transaction value, DKK
6 August 2020	115,000	402.54	46,292,373
7 August 2020	115,000	406.59	46,758,374
10 August 2020	115,000	406.94	46,798,239
11 August 2020	115,000	415.81	47,818,109
12 August 2020	112,000	418.72	46,897,030
13 August 2020	112,000	421.18	47,172,388
14 August 2020	110,000	416.75	45,842,291
Accumulated under the programme	794,000		327,578,802

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net transfer from Novo Nordisk of 14,577 B shares in the period from 6 August 2020 to 14 August 2020. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 20,843,403 B shares of DKK 0.20, corresponding to 0.9% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,350,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 17 billion during a 12- month period beginning 5 February 2020. As of 14 August 2020, Novo Nordisk has since 5 February 2020 repurchased a total of 20,853,179 B shares at an average share price of DKK 425.76 per B share equal to a transaction value of DKK 8,878,366,533.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 43,100 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 50 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 17, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer